October 20, 2006

Securities and Exchange Commission

100 – F Street N.E.

Washington, DC

20549

ATTENTION:  LARRY SPIRGEL

Dear Sir:

Re:

Unity Wireless Corporation

Revised Preliminary Proxy Statement on Schedule 14A

File No. 0-30620

Re:

Unity Wireless Corporation

8-K regarding Celletra Transaction

Thank you very much for your verbal comments on October 19, 2006 regarding the above noted filing.  We have reviewed your comments and offer the following responses:

Revised Preliminary Proxy Statement on Schedule 14A

1.

You requested to include the paragraph regarding mandatory redemption of Series B preferred shares also above the voting securities section.   - We have done this in the revised proxy.

2.

You requested that we update the proxy to include the natural persons who exercise the voting or investment control over Pitango Venture Capital Group, Charles River Ventures Group, Platinum Venture Capital Group, and Gemini Venture Capital Group – We have done this in the revised proxy.

8-K regarding Celletra Transaction

1.

You requested the we re-file the main agreement with the signatures – We have done this in the 8-k filed on October 19, 2006

2.

You requested that we file Schedule 1 – List of Sellers related to the Celletra transaction and list of exhibits and schedules with comments as to what has been filed – We have done this in the 8-k filed on October 19, 2006.

We wish to acknowledge that:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments regarding this submission please do not hesitate to contact our CFO, Dallas Pretty at 604-644-5944.

Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

DALLAS PRETTY

Chief Financial Officer